Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext U.S. – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 25 - 2008

DECEMBER 4, 2008

FOR IMMEDIATE RELEASE

Pursuant to the Company’s Incentive Stock Option Plan, incentive stock options have been granted to directors, officers, and employees for the purchase of up to 2,000,000 common shares at a price of $2.95 per share exercisable for a five year period, of which 950,000 share options vest immediately, with the balance vesting over three years from the date of grant.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Ian S. Walton, Executive Vice-President and Chief Financial Officer Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Tel: (514) 939-3989  Fax: (514) 939-3717